Exhibit 12.01

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges. As our earnings were inadequate to cover fixed charges for each of the periods presented except for the three months ended March 31, 2014, we have provided the deficiency amounts for the periods in which we reported a loss. For purposes of calculating this deficiency, earnings consist of income (loss) from continuing operations before income taxes. Fixed charges consist of interest expense, including amortization of debt issuance costs, and the portion of rental expense which we believe is representative of the interest component of rental expense. Interest expenses accrued on uncertain tax positions have been excluded from the calculation of earnings consistent with our accounting policy to recognize interest and penalties related to unrecognized tax benefits in income tax expense.

	Year Ended December 31,					Three Months Ended March 31,
	2013	2012	2011	2010	2009	2014	2013
Pre-tax income/(loss)	$(22,752)	$(22,453)	$(20,487)	$(12,714)	$(16,034)	$577	$(5,362)
Fixed charges	338	281	297	867	1,557	90	68

Earnings	$(22,414)	$(22,172)	$(20,190)	$(11,847)	$(14,477)	$667	$(5,294)
Fixed charges	$338	$281	$297	$867	$1,557	$90	$68
Ratio of earnings to fixed charges	— (1)	— (1)	— (1)	— (1)	— (1)	7.40	— (1)

(1)	Earnings were inadequate to cover fixed charges by $5,362 for the three months ended March 31, 2013, $22,752 in 2013, $22,453 in 2012, $20,487 in 2011, $12,714 in 2010 and $16,034 in 2009.